

Mail Stop 7010

September 26, 2008

Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place, 5th Floor
Stamford, CT 06902

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
> **File No. 1-32959**

Dear Mr. Inglese:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements

Consolidated Statements of Cash Flows, page F-5

1. We note your response to prior comment 2 as well as the additional supplemental information provided in your letter dated September 18, 2008. We continue to believe that the nature of the maintenance payments made by your lessees are sufficiently different than lease rental payments such that these cash receipts and cash payments may require separate reporting within your statements of cash flow. We have the following additional comments in this regard:

   - You indicate that for the year ended December 31, 2007 your operating leases generated $464 million in gross cash flows of which 13% were from maintenance payments. We therefore calculate your maintenance-related rental flows to be approximately $60 million for the year ended December 31, 2007. Reconcile this amount to your balance sheet disclosures which indicates that you had a net increase in your maintenance payments liability of $125.5 million from December 31, 2006 to December 31, 2007.
   - Provide us a rollforward of your maintenance payments liability balance from January 1, 2006 through the most recent interim period. This rollfoward should identify the gross maintenance payments you received, the gross maintenance payments you returned to the lessee to reimburse the lessee for costs they incurred for heavy maintenance, overhaul or replacement of certain high-value components and the amount of maintenance-related lease revenue recognized during each period presented.
   - We note that you recognized $1.1 million and $1.6 million of maintenance-related rental income for leases that expired during the years ended December 31, 2007 and 2006. During these same periods, your maintenance payments liability balance increased $125.5 million and $65.9 million, respectively. If the lack of material maintenance-related rental income during these periods implies that a significant portion of your maintenance payments liability balance will be ultimately returned to your lessee as a reimbursement of their costs rather than recognized as revenue, the classification of these net cash receipts as operating cash flows does not appear appropriate.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief